Exhibit 99.1

Schedule I
Managing Member of the Reporting Person

To the best knowledge of the Reporting Person, none of the Persons listed below beneficially owns any Class I Shares except for the 25,410 Class I Shares held by Jefferies Credit Partners LLC (the "Managing Member"), which is a wholly-subsidiary of Jefferies Finance LLC.

Managing Member
Jefferies Credit Partners LLC, a Delaware limited liability company
520 Madison Avenue, 12th Floor,
New York, NY 10022

The Managing Member disclaims beneficial ownership of any securities reported in this Schedule 13D as beneficially owned by the Reporting Person.

Set forth below are the executive officers of the Managing Manager, each of whom is a U.S. Citizen and has the principal business address of c/o Jefferies Credit Partners LLC, 520 Madison Avenue, 12th Floor, New York, NY 10022:

Name	Present Principal Occupation
Thomas G. Brady	President and Chief Executive Officer
Edward Giordano	Chief Financial Officer
Adam Klepack	General Counsel and Secretary
Daniel Rapino	Head of Treasury and Operations
Thomas Grenville	Chief Compliance Officer
Jon Ciuffreda	Global Head of Direct Lending